December 11, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Washington, DC 20549

Re: Max Sound Corporation

Form 10-K & Forms 10-K/A for the Fiscal Year Ended December 31, 2018

Filed March 29, 2019, November 1, 2019 and November 19, 2019 respectively

Form 10-Q for the Quarter Ended September 30, 2019

Filed November 19, 2019

File No. 000-51886

To Whom It May Concern:

Please see the Company’s responses below in bold to the Comments from your letter dated November 26, 2019.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Independent Registered Public Accounting Firm

1.      This is to inform you that Anton & Chia received a cease and desist order on September 20,2019 and have been denied the privilege of appearing or practicing before the Commission as an accountant (https://www.sec.gov/litigation/admin/2019/34-87033.pdf).We further note that the firm's license has expired in all applicable states. As Anton& Chia is barred from practicing before the SEC, you may not include its audit report inyour filings with the Commission on or after September 20, 2019. Since Anton & Chiaaudited a year that you are required to include in your filings with the Commission, youshould have a firm that is registered with the PCAOB re-audit that year. Please file anItem 4.01 Form 8-K and include all the information required by that Item within four business days of receipt of this letter. In providing the information that Item 304 ofRegulation S-K requires, please also indicate that the firms license has expired and thatthe SEC has implemented a cease and desist order.

You provide the standard policy of response time which in your paragraph 2, from your November 26, 2019 letter, states as follows -

“Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.”

Today is appropriately the 10th day to respond. The Company has provided a thorough and relevant response accordingly all throughout this endless comment and review period. You are made clear of our position that no further action is required by the Company at this time related to any of the 2018 or 2019 periods in question for the many appropriate answers stated below.

It took the staff until November 26 to inform us about the cease and desist notice, so we’re not going to go back in time and redo the financial statement because the Company’s Auditor was correctly registered with the PCAOB as you have already previously been made aware of. They have met all of the licensing requirements necessary to provide the services to maintain regulatory compliance.

We have no intention whatsoever of being economically burdened by your enforcement staff’s fraudulent intentions to harm Mr. Wahl and force my American Small Business to expend a substantial and completely unnecessary sum of money by going all the way back in time to January 2018. It’s quite clear that this weak position by the staff is quite costly to our Company and its Investors which you have an obligation to protect. Furthermore, this influence on CorpFin was made clear to the Judge, Mr. Wahl and myself, as little more than enforcement’s commitment to get unjustified revenge on me for standing strong for Mr. Wahl in my testimony of his outstanding character. This was in great contrast to the Division’s disgusting lack of character and complete fabrication of the entire case which destroyed tens of millions of dollars in his outstanding firm for no reason at all other than to pretend to be tough on crime by killing defenseless American Small Businesses every day.

So no, we are not going to file an Item 401 Form 8K and we have no intention of participating in enforcement’s fraud by putting out a notice that The S.E.C. wrongly ceased and desisted Anton & Chia after the Co-directors Steph and Steve knowingly put out a Hit Job - a press release with the word fraud and fraudulent used 15 times quoted over and over again with only one mission - to kill the company and 103 excellent American Small Business jobs and deny the principals their constitutional rights to due-process. Amazingly, the S.E.C.’s Expert Mr. Devor was already a dismissed Expert Opinion in another major case for the Staff when the Judge noticed he was not knowledgeable on the relevant subjects and completely biased to the S.E.C. You can see that complaint and several other on Daubert Tracker. The worst part of the fraudulent hit job was that, according to his deposition, Devor didn’t sign his report or review the OIP before it was released to the public.

Referring again to your ten-day response time on periods between comment letters and replies, it is both inappropriate and disingenuous to have made an arbitrary determination within your Comment #1 demanding that we must immediately file an 8K along with a new audited annual report or review by a new Auditor within 4 days. We note further that the S.E.C. interfered with our accounting and the ethical duties of the Auditor as well as the practice standards required for transparent and proper accounting when the staff hijacked our records from Anton & Chia leading to the corruption of the data and work papers.

No legitimate Auditor can take on the audit work presently due to our total lack of work papers which is only appropriate for the 2019 10K annual report of the Company. With this improper action by the enforcement staff corrupting the code of conduct, the professional standard and the sanctity of our Auditor or any Auditor’s professional oversight and predictably accurate reporting based on the PCAOB’s own required maintenance of the original work papers the S.E.C. will have to first make an allowance for its own mistaken confiscation of our work papers and the return of them to Mr. Wahl so they can be correctly transferred from his possession with any summary of work to the new Auditor for the 10k report of 2019 due in 2020.

Indeed, you only just provided the information to us on November 26, 2019 of your cease and desist notice, however the enforcement staff’s entirely fraudulent action on this matter puts your responsibilities and the Company’s in a uniquely challenging situation not in any way created by the Company and causing you for whatever reason, which we suspect is being influenced by other departments at the Commission, to continue to devote every one of your waking hours to punish Mr. Wahl and his company, as well as Max Sound and its shareholders, which will be at a great cost, and which we can only conclude that you are demanding because you are being sadly misguided by other personnel or this is more of the intentional effort by the staff to harm American Small Business. So now referring back to your preamble providing ten days to respond and our absolute ability to tell you in our response why your comments in no way apply correctly or appropriately, they simultaneously serve neither the public good nor the shareholder interest.

2. Considering Anton & Chia is no longer licensed or able to practice before the Commission, please tell us what accounting firm reviewed the financial statements included in your September 30, 2019 Form, 10-Q. Refer to Rule 8-03 of Regulation S-X.

Response to comment 2:

In your comment letter dated August 5, 2019, you said that the Auditor in our 2018 10-K was not PCAOB registered, however we addressed the issue, proving beyond any doubt that they were registered correctly and there were no further comments about it by you or your other staff members at Corpfin then or since. Further, in the character witness testimony I gave on December 2, 2019, it was well established that you had moved on from that trying to find any other way you could to harm Mr. Wahl’s pending case or my testimony as to his good character.  You are well aware that no particular rights exist for the Commission to abuse its power and to use this as yet another one of the endless attempts at Character Assassination through the improper use of our Taxpayer money and no legitimate work being performed by anyone at the Commission regarding how it should deal with complications it created through its own wrongful actions.

In your second comment letter, you stated that Anton & Chia’s license had expired so we provided an amended 10-K with the retroactive date of when Anton & Chia had technically finished their audit, which was February 22, 2019, when they still had their license. I addressed this when I provided my testimony as a character witness to Mr. Wahl and Anton & Chia on Monday December 2, 2019.

There is a fundamental problem with your third comment letter for many reasons. The cease and desist and the entire case against Anton & Chia is a not only fraudulent with already proven fraud with intention, or absent of that, proves incompetence and a complete waste of an estimated $10 Million Dollars of taxpayer money and doesn’t protect investors because not one penny of investors’ money was lost, and instead your S.E.C. willfully and maliciously destroyed 103 well-paying, well-established jobs and the substantial income of those families.

There was no due process given and the co-directors of enforcement sent out a press release calling Anton & Chia a fraud and fraudulent 15 times even before a case began, destroying the reputation of the firm, and its founders and principals, intentionally driving it into bankruptcy.

Now the SEC states that Max Sound needs to find a new Auditor and re-do their audits for the year, which is going to cost the company, hence our shareholders, money and will take time and is completely unnecessary.

During the character witness testimony, the SEC’s lead attorney asked questions related to Max Sound’s litigation against Google, exposing them to a process server for Google, which interferes and corrupts the fairness of a case we have settlement rights to against Google.

We will not be changing Auditors because Anton & Chia are still in good standing with the PCAOB and the entire case against the firm is completely baseless and depends on fake evidence, false witnesses and the SEC’s tampering with the PCAOB’s standards.

The SEC tampered with the records required by the PCAOB of Mr. Wahl’s work product at Anton & Chia, thereby violating the documentation compliance standards of the PCAOB. The evidence provided is depended on false testimony and the experts the S.E.C. brought in have no clue what they’re supposed to be experts in. The PCAOB's documentation compliance requires that the work product be retained for seven years.

It's clear that the whole case against Anton & Chia and Mr. Wahl is a sham because the S.E.C. is using fake evidence and false testimony from witnesses like Devor and Doty Scott. None of the S.E.C.'s experts know anything they’re supposed to be experts in.

The Wahl Deposition shown to me in my testimony was intentionally manipulative and repeatedly confused Mr. Wahl into all sorts of conflicting answers, most of which make no sense at all. After he said he did the 2018 audit and the three quarters thereafter, he was asked the question and after saying several times, “I don’t recall,” he then was confused into saying he didn’t do 2018 but 2017 which is untrue because he did both did both years. It came about because enforcement's fraudulent and bad actions caused him to lose his home the day before. Then Ms. Calabrese gave irrelevant dates from April to May, and Wahl agreed with that as well although it was nonsensical. We point this out so you don’t go pretending that his is somehow relevant to Mr. Wahl's work on behalf of the company. Clearly the deposition demonstrated nothing was done wrong at all. All it shows is how this staff is simply working to terrorize its victims even if they've done nothing wrong.

The S.E.C. hasn’t addressed the naked shorting issue even though FINRA has reported on it with charts showing how Microcap companies are having all their shares counterfeited over and over and while the staff has been alerted that market makers like Knight Securities are putting contingent liabilities in their annual reports with billions of shares listed as "shares sold but not purchased" clearly an admission of a crime and counterfeiting.

It should be obvious at this point that the interpretations coming from your office are completely incorrect, requiring at this time that you immediately return the work papers of our Company so that it will be possible to secure an Auditor in the new calendar year.

Sincerely,

Greg Halpern – Chairman & CFO

Max Sound Corporation